U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              FORM 12b-25
                        SEC File Number 000-51489

                       NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [x] Form 10-Q
[ ] From N-SAR For Period Ended:   [ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                PART I
                       REGISTRANT INFORMATION

Full Name of Registrant
   - Earth Energy Reserves, Inc.

Former Name if Applicable
   - Asian American Business Development Company

Address of Principal Executive Office
 (Street and Number)
  -  671 Heinz Parkway

City, State and Zip Code
   -  Estes Park, Colorado 80517

                               PART II
                       RULES 12B-25 (B) AND (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE) (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE; [X]

(B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.



                          PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20- F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Corporation was not able to timely complete its financial statements to electronically file the required form.


                      PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

  Jody M. Walker,
  Attorney at Law             (303)     850-7637
     (name)               (Area Code) (Telephone #)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s). [ ] Yes [x] No

   Form 10-Q dated September 30, 2008
   Form 10-K dated December 31, 2008
   Form 10-Q dated March 31, 2009
   Form 10-Q dated June 30, 2009
   Form 10-Q dated September 30, 2009
   Form 10-K dated December 31, 2009

All of the above filings are completed and waiting for the review and approval of the auditor. The registrant expects to file all delinquent reports within the next 30 days.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [ ] Yes [x] No   If so: attach an explanation of the anticipated
change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Earth Energy Reserves, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 10, 2010

By: /s/ James E. Hogue
------------------------------
James E. Hogue
Chief Executive Officer